Exhibit 99.1

eHi Car Services Announces Second Quarter 2017 Results

•	Net revenues increased by 27.6% year-over-year to RMB639.7million
~~•~~	Net income was RMB30.4 million comparing to RMB0.8 million year-over-year
•	Non-GAAP adjusted EBITDA increased by 31.4% year-over-year to RMB286.2 million
•	Continued margin expansion by achieving non-GAAP adjusted EBITDA margin of 44.7%

SHANGHAI, August 28, 2017 – eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Mr. Ray Zhang, eHi’s Chairman and Chief Executive Officer, said, “Our robust second quarter results reflect our leadership in China’s car rental and car services industry where we continue to execute effective marketing strategies, and introduce innovative services to further improve the customer experience. Both of our business lines delivered strong financial performance, resulting in a year-over-year increase of total net revenues by 27.6% with total RevPAC of RMB154. Notably, our car services line picked up in the quarter with RevPAC reaching RMB517, a 14.4% increase from the prior quarter, while our car rental line continued to grow year-over-year by 28.7% with average available fleet size growth of by 21.7% year-over-year and maintained an industry-leading fleet utilization rate of 72.7%. These results further demonstrate that we remain as a top choice for our growing user community who count on the high-quality and unrivalled services provided by eHi.

“To further our quest for service excellence, we introduced ‘flash car rental’ this summer. This is a new service built on our mature and comprehensive fleet management system, providing a more convenient and efficient rental experience for our customers. In addition, we have received remarkable feedback for “Hi Car”, the car sharing service that we introduced in April, which is now expanded into ten top-tier cities in China with a total number of registered users reaching 60,000 at the end of the second quarter. Looking ahead, we will continue our efforts to drive industry innovation by leveraging our best-in-class platforms, advanced technology capabilities and leading network scale, while maintaining our current pricing strategy and leadership in fleet management to capture the significant demand and growth opportunity in the car rental market,” Mr. Zhang concluded.

Mr. Colin Sung, eHi’s Chief Financial Officer, said, “Our financial achievements in the second quarter of 2017 clearly demonstrate that we have the right strategy to continue the exceptional growth in both of our business lines, as revenue from car rentals grew by 28.7% while revenue from car services increased by 23.9% year-over-year. Benefiting from our disciplined financial management and economies of scale, non-GAAP adjusted EBIT margin and non-GAAP adjusted EBITDA margin reached 15.0% and 44.7%, respectively, for the second quarter of 2017. In addition, the successful offering of US$400 million of senior unsecured notes with a favorable interest rate provides us substantial capital with longer maturity and will help lower financing costs and optimize our debt structure. This is a further testament to our ability to access diversified funding resources, as well as the trust that our bondholders have in our future.”

Second Quarter 2017 Highlights

Net revenues increased by 27.6% year-over-year to RMB639.7 million (US$94.4 million1) for the second quarter of 2017, from RMB501.3 million for the second quarter of 2016, driven by increased net revenues from both car rentals and car services.

	Three months ended June 30,		Year-Over-Year
(RMB ‘000)	2016	2017	Comparison
Car rentals	388,810	500,382	28.7%
Car services	112,529	139,368	23.9%
Total Net Revenues	501,339	639,750	27.6%

	Average Available Fleet Size[2]			RevPAC[3] (RMB)
	2016Q2	2017Q2	Year-Over-Year Comparison	2016Q2	2017Q2	Year-Over-Year Comparison
Car rentals	34,974	42,568	21.7%	124	129	4.0%
Car services	2,476	2,963	19.7%	505	517	2.4%
Total	37,450	45,531	21.6%	149	154	3.4%

•	Fleet utilization rate[4] for car rentals was 72.7% for the second quarter of 2017, compared with 71.1% for the second quarter of 2016.

Cost of revenues (vehicle operating expenses) for the second quarter of 2017 was RMB453.8 million (US$66.9 million), up 26.1% year-over-year, primarily driven by increased depreciation and labor costs.

In the second quarter of 2017, 2,591 used vehicles were disposed of, and 1,613 used vehicles were under sales contracts pending title transfer. The Company recognized a disposal gain of RMB2.5 million (US$0.4 million) in aggregate for these 4,204 vehicles5. In addition, a disposal gain of RMB4.1 million (US$0.6 million) was recognized in the second quarter of 2017 as a result of the completion of title transfer during such period. These disposal gains were both recognized as adjustments to the vehicle-related depreciation expense as part of the cost of revenues.

Gross profit6 for the second quarter of 2017 was RMB186.0 million (US$27.4 million), up 31.4% year-over-year. Gross profit margin for the second quarter of 2017 was 29.1%, compared with 28.2% for the second quarter of 2016. Gross profit margin improvement was primarily due to a percentage decrease of vehicle-related depreciation in terms of net revenues.

Selling and marketing expenses for the second quarter of 2017 were RMB35.8 million (US$5.3 million), up 33.6% year-over-year, as the Company expanded advertising and branding activities in the second quarter of 2017, including the marketing activities associated with the NBA China and NBA All-Star Stephen Curry.

General and administrative expenses for the second quarter of 2017 were RMB59.9 million (US$8.8 million), up 1.2% year-over-year, primarily due to increased employee-related costs including salaries and welfare expenses as a result of increased headcount in the second quarter of 2017.

Interest expense for the second quarter of 2017 slightly increased by 0.5% to RMB56.7 million (US$8.4 million), compared with the second quarter of 2016.

Provision for income taxes for the second quarter of 2017 increased by 206.7% to RMB7.7 million (US$1.1 million), compared with RMB2.5 million for the second quarter of 2016 due to the expansion of income before income taxes.

Net income for the second quarter of 2017 was RMB30.4 million (US$4.5 million), compared with a net income of RMB0.8 million for the second quarter of 2016. Net income margin for the second quarter of 2017 was 4.7%, compared with a net income margin of 0.2% for the second quarter of 2016.

Basic and diluted earnings per ADS for the second quarter of 2017 were RMB0.44 (US$0.06) each, compared with basic and diluted earnings per ADS of RMB0.01 each for the second quarter of 2016.

Non-GAAP adjusted EBIT7 increased by 59.0% year-over-year to RMB95.9 million (US$14.1 million) for the second quarter of 2017, from RMB60.3 million for the second quarter of 2016. Non-GAAP adjusted EBIT margin7 increased to 15.0% for the second quarter of 2017, from 12.0% for the second quarter of 2016.

Non-GAAP adjusted EBITDA8 increased by 31.4% year-over-year to RMB286.2 million (US$42.2 million) for the second quarter of 2017, from RMB217.9 million for the second quarter of 2016. Non-GAAP adjusted EBITDA margin8 increased to 44.7% for the second quarter of 2017, from 43.5% for the second quarter of 2016.

As of June 30, 2017, the Company’s cash, cash equivalents and restricted cash balance was RMB571.3 million (US$84.3 million).

Recent Development

On August 14, 2017, the Company announced the completion of the offering of US$400 million aggregate principal amount of its senior unsecured notes due August 2022 (the “Notes”). The Notes will bear a fixed interest rate of 5.875% per annum, with interest payable semi-annually in arrears. The Notes were issued with a yield of 5.875%, and will mature on August 14, 2022. The Company intends to use the net proceeds of this offering to repay all outstanding borrowings under, and terminate, the US$150 million syndicated bank facility it entered into in August 2016, and for general corporate purposes, including capital expenditures, refinancing outstanding indebtedness and enhancing its capital structure. The Notes are listed on the Singapore Exchange Securities Trading Limited.

Outlook

The Company estimates that net revenues for the third quarter of 2017 will range from RMB780 million to RMB800 million, and for full year of 2017 will be RMB2.9 billion. This outlook reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 28, 2017 (8:00 PM Beijing/Hong Kong time on August 28, 2017).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the “eHi Car Services call.”

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of eHi’s website at http://ir.ehi.com.cn.

A replay of the conference call will be accessible by phone at the following numbers until September 4, 2017:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10111733

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is one of the leading car rental and car services providers in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

About Non-GAAP Financial Measures

To supplement its unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, the Company uses adjusted EBIT and adjusted EBITDA as non-GAAP financial measures. Adjusted EBIT represents net income or loss before share-based compensation, interest expense, interest income and provision for income taxes. Adjusted EBITDA represents net income or loss before depreciation and amortization, share-based compensation, interest expense, interest income and provision for income taxes. The Company’s management believes that adjusted EBIT and adjusted EBITDA facilitate a better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods. For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Non-GAAP information is not prepared in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using these Non-GAAP financial measures excludes depreciation and amortization, share-based compensation, interest expense, interest income and provision for income taxes, as applicable, that have been and will continue to be significant recurring portions of the Company’s business for the foreseeable future.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. eHi may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about eHi’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: eHi’s goals and strategies; its future business development, financial condition and results of operations; its ability to achieve and sustain profitability; its heavy reliance on its proprietary technology platform; market recognition of its new “flash car rental” and car sharing services; its ability to maintain its pricing strategy and capture market demand and growth opportunities; its ability to compete successfully against current and future competitors; the expected growth of China’s car rentals and car services market; its ability to sustain its growth rates and manage its expansion plan; its ability to dispose used vehicles at desirable prices or timing or through appropriate channels; its ability to raise sufficient capital to fund and expand its operations at a reasonable cost; various government policies on automobile control and purchase restrictions in certain Chinese cities; its ability to enhance its brand recognition and maintain a high level of customer satisfaction; its ability to control the losses resulting from customer violation of traffic rules; and its ability to obtain all of the requisite permits, licenses or making all of the requisite filings or registrations or meeting other regulatory requirements for operating car rentals and car services business in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and eHi does not undertake any obligation to update such information, except as required under applicable law.

———————

1 The Company’s business is conducted in China and substantially all of its revenues are denominated in Renminbi (RMB). However, this earnings announcement contains translations of RMB amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7793 to US$1.00, the effective noon buying rate as of June 30, 2017 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2 “Average available fleet size” is calculated by dividing the aggregate number of days in which the Company’s fleet was in operation during a given period by the total number of days during the same period. In determining the size of the Company’s fleet in operation, eHi includes all vehicles in its car rentals and/or car services fleets except for vehicles that have been written off in accordance with its accounting policy and vehicles that have not been consistently made available for rent and that it may consider to dispose of when appropriate opportunities arise.

3 “RevPAC” refers to average daily net revenue per available car, which is calculated by dividing the net revenues during a given period by the aggregate number of days in which the Company’s fleet was in operation during the same period.

4 “Fleet utilization rate” refers to the aggregate transaction days for the Company’s car rental fleet during a given period divided by the aggregate days the car rental fleet was in operation during the same period.

5 The gain of RMB2.5 million is a net amount of (i) the disposal gain and loss of the 2,591 used vehicles which were disposed of, and (ii) the disposal loss of the 1,613 used vehicles which were under sales contracts pending title transfer. If there is any disposal gain for the vehicles pending title transfer, such a gain will be recognized in the next period when the title transfer has been completed.

6 Gross profit is defined as net revenues less cost of net revenues (vehicle operating expenses). Gross profit margin is defined as the percentage representing gross profit divided by net revenues.

7 Non-GAAP adjusted EBIT is defined as net income before share-based compensation, interest expense, interest income and provision for income taxes. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP adjusted EBIT margin is defined as the percentage representing Non-GAAP adjusted EBIT divided by net revenues.

8 Non-GAAP adjusted EBITDA is defined as net income before depreciation and amortization, share-based compensation, interest expense, interest income and provision for income taxes. For more information, refer to “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP adjusted EBITDA margin is defined as the percentage representing Non-GAAP adjusted EBITDA divided by net revenues.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-mail: ir@ehic.com.cn

The Piacente Group, Inc.

Ms. Brandi Piacente

Tel: +1-212-481-2050

E-mail: ehi@tpg-ir.com

eHi Car Services Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2016	June 30, 2017	June 30, 2017
	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited

ASSETS

Current assets:
Cash and cash equivalents	529,518,517	148,701,463	21,934,634
Restricted cash	257,059,302	422,613,939	62,338,876
Accounts receivable, net	214,767,818	338,031,030	49,862,232
Prepayments and other current assets	727,787,345	998,063,715	147,222,238
Short term loans receivable	50,000,000	50,000,000	7,375,393
Assets held for sale	160,732,289	132,474,188	19,540,981
Deferred tax assets, current	1,839,973	-	-
Total current assets	1,941,705,244	2,089,884,335	308,274,354

Property and equipment, net	5,723,569,175	5,473,798,514	807,428,276
Intangible assets	64,101,470	62,781,972	9,260,834
Vehicle purchase deposits	420,922,908	526,963,665	77,731,280
Deferred tax assets, non-current	649,675	2,489,648	367,244
Other non-current assets	10,010,628	26,893,767	3,967,042
Total assets	8,160,959,100	8,182,811,901	1,207,029,030

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	179,877,847	67,918,638	10,018,533
Accrued expenses and other current liabilities	284,574,997	270,606,613	39,916,600
Income tax payable	5,436,989	14,716,147	2,170,747
Short-term debt	926,219,333	1,294,229,116	190,908,961
Total current liabilities	1,396,109,166	1,647,470,514	243,014,841

Long-term debt	2,767,822,989	2,432,801,607	358,857,346
Deferred tax liabilities, non-current	1,061,542	1,061,542	156,586
Other non-current liabilities	4,835,862	10,521,736	1,552,040
Total liabilities	4,169,829,559	4,091,855,399	603,580,813

Shareholders’ equity:
Common shares	878,463	878,484	129,583
Additional paid-in capital	4,474,702,198	4,482,214,568	661,161,856
Accumulated other comprehensive income	43,201,465	74,350,777	10,967,323
Accumulated deficits	(527,652,585)	(466,487,327)	(68,810,545)
Total shareholders’ equity	3,991,129,541	4,090,956,502	603,448,217
Total liabilities and shareholders’ equity	8,160,959,100	8,182,811,901	1,207,029,030

eHi Car Services Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net revenues:
Car rentals	388,809,641	500,381,536	73,810,207	752,787,039	997,057,810	147,073,859
Car services	112,528,898	139,368,284	20,557,917	209,061,955	258,263,689	38,095,922
Total net revenues	501,338,539	639,749,820	94,368,124	961,848,994	1,255,321,499	185,169,781

Cost of revenues	(359,821,105)	(453,793,456)	(66,938,099)	(690,596,794)	(877,299,000)	(129,408,494)
Gross profit	141,517,434	185,956,364	27,430,025	271,252,200	378,022,499	55,761,287

Selling and marketing expenses	(26,820,063)	(35,833,737)	(5,285,758)	(49,175,500)	(70,514,316)	(10,401,415)
General and administrative expenses	(59,203,554)	(59,931,859)	(8,840,420)	(116,220,013)	(126,993,963)	(18,732,606)
Other operating income	454,287	1,251,814	184,652	492,923	1,469,013	216,691
Total operating expenses	(85,569,330)	(94,513,782)	(13,941,526)	(164,902,590)	(196,039,266)	(28,917,330)
Profit from operations	55,948,104	91,442,582	13,488,499	106,349,610	181,983,233	26,843,957

Interest income	2,993,663	2,669,702	393,802	4,553,855	4,863,411	717,391
Interest expense	(56,453,714)	(56,714,993)	(8,365,907)	(112,592,807)	(112,291,027)	(16,563,809)
Other income, net	827,606	645,186	95,170	1,531,871	1,203,006	177,453
Income / (loss) before income taxes	3,315,659	38,042,477	5,611,564	(157,471)	75,758,623	11,174,992
Provision for income taxes	(2,503,203)	(7,677,416)	(1,132,479)	(2,771,419)	(14,593,365)	(2,152,636)
Net income / (loss)	812,456	30,365,061	4,479,085	(2,928,890)	61,165,258	9,022,356

Net income / (loss)	812,456	30,365,061	4,479,085	(2,928,890)	61,165,258	9,022,356
Changes in cumulative foreign currency translation adjustment, net of tax of nil	13,824,121	24,114,716	3,557,716	12,640,439	31,149,312	4,594,768
Comprehensive income	14,636,577	54,479,777	8,036,801	9,711,549	92,314,570	13,617,124

Weighted average number of common shares used in computing net income per share
Basic	137,119,334	138,750,787	138,750,787	137,015,192	138,749,411	138,749,411
Diluted	138,785,484	139,551,401	139,551,401	137,015,192	139,536,488	139,536,488

Net income / (loss) per share attributable to common shareholders
Basic	0.01	0.22	0.03	(0.02)	0.44	0.07
Diluted	0.01	0.22	0.03	(0.02)	0.44	0.06

Earnings / (loss) per ADS*
Basic	0.01	0.44	0.06	(0.04)	0.88	0.13
Diluted	0.01	0.44	0.06	(0.04)	0.88	0.13

* Each ADS represents two Class A common shares

eHi Car Services Limited
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended June 30			For the Six Months Ended June 30,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Net Income / (loss)	812,456	30,365,061	4,479,085	(2,928,890)	61,165,258	9,022,356
Add / (subtract):
Share-based compensation	3,546,972	3,795,944	559,932	7,156,396	7,512,391	1,108,137
Interest income	(2,993,663)	(2,669,702)	(393,802)	(4,553,855)	(4,863,411)	(717,391)
Interest expense	56,453,714	56,714,993	8,365,907	112,592,807	112,291,027	16,563,809
Provision for income taxes	2,503,203	7,677,416	1,132,479	2,771,419	14,593,365	2,152,636
Adjusted EBIT	60,322,682	95,883,712	14,143,601	115,037,877	190,698,630	28,129,547
Depreciation and amortization	157,540,717	190,363,384	28,080,095	304,732,127	367,406,312	54,195,318
Adjusted EBITDA	217,863,399	286,247,096	42,223,696	419,770,004	558,104,942	82,324,865